Exhibit 3.1

ARTICLES OF AMENDMENT
TO
THE RESTATED ARTICLES OF INCORPORATION
OF
ACE CASH EXPRESS, INC.

     Pursuant to the provisions of Article 4.04 of the Texas Business Corporation Act, as amended (the “Act”), Ace Cash Express, Inc., a Texas corporation (the “Corporation”), hereby adopts the following Articles of Amendment to its Restated Articles of Incorporation:

     ARTICLE ONE. The name of the Corporation is Ace Cash Express, Inc.

     ARTICLE TWO. Section A of Article V of the Restated Articles of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

     “A. Capitalization. The aggregate number of shares which the Corporation is authorized to issue is 51,000,000 shares, consisting of:

(1)	50,000,000 shares of Common Stock have a par value of $0.01 per share; and

(2)	1,000,000 shares of Preferred Stock having a par value of $1.00 per share.

     The following is a statement of the relative rights, preferences and limitations with respect to the shares of each class of capital stock of the Corporation, insofar as the same are fixed in these Articles of Incorporation, and of the authority expressly vested in the Board of Directors of the Corporation to divide the Preferred Stock into series and to fix and determine the variations in the relative rights and preferences as between series:”

     ARTICLE THREE. The amendment to the Restated Articles of Incorporation set forth in these Articles of Amendment was duly adopted by the shareholders of the Corporation on November 15, 2004.

     ARTICLE FOUR. The amendment to the Restated Articles of Incorporation set forth in these Articles of Amendment has been approved in the manner required by the Act and by the constituent documents of the Corporation.

DATED as of the 15th day of November, 2004.

ACE CASH EXPRESS, INC.
By:
Walter E. Evans, Senior Vice President,
General Counsel and Secretary